Stradley Ronon Stevens & Young, LLP Suite 2600 2005 Market Street Philadelphia, PA 19103-7018 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Michael D. Mabry
Mmabry@Stradley.com
215.564.8011

September 10, 2014

Via EDGAR Correspondence

Ms. Kathy Churko
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:           Review of EGA Emerging Global Shares Trust Annual Shareholder Report

Dear Ms. Churko:

I am writing in response to the comments you provided in our phone conversation on July 10, 2014 with respect to the Annual Shareholder Report dated March 31, 2014 (the “Report”) of EGA Emerging Global Shares Trust (the “Trust”).  I have reproduced your comments below followed by the response of the Trust.

1.           In Management’s Discussion of Fund Performance, in the last sentence the section on “Performance Charts,” add the phrase “or the redemption of fund shares” [Per Form N-1A, Item 27(b)(7)(ii)(B)].

The full sentence in the annual report states:  “Fund returns do not reflect brokerage commissions, or taxes on transactions in Fund shares or that a shareholder would pay on Fund distributions.” (emphasis added).  Because the series of the Trust (each, a “Fund” and collectively, the “Funds”) are all exchange-traded funds (“ETFs”), we believe that the reference to “taxes on transactions in Fund shares” is more appropriate.  Retail investors may sell their Fund shares on an exchange, but cannot redeem shares from the Fund under the Trust’s exemptive order because they are not authorized participants.  We believe this formulation is consistent with, for example, Instruction 1(e)(i) to Item 27(d)(1) of Form N-1A, which states:  “If the Fund is an Exchange-Traded Fund, . . . [m]odify the narrative explanation to state that investors may pay brokerage commissions on their purchases and sales of Exchange-Traded Fund shares, which are not reflected in the example.” We believe the same rationale for this instruction should also apply to ETF disclosure in response to Item 27(b)(7)(ii)(B).

2.           For EGShares Beyond BRICs ETF, EGShares Brazil Infrastructure ETF, EGShares Emerging Markets Domestic Demand ETF, and EGShares Low Volatility Emerging Markets Dividend ETF, explain why the performance chart and line graph did not show data for both the

Ms. Kathy Churko
September 10, 2014

prior benchmark index and the new benchmark index, as required by Instruction 7 to Item 27(b)(7)(ii).

At the time that the Report was prepared, data was not available for the former indexes after the date of the change to the new index, nor was there sufficient data from the new indexes back to the inception of the applicable Funds.  The combined index data was the best alternative under these circumstances.

3.           In the Statement of Assets and Liabilities, what does the line item “Due to Custodian” mean?  Also, why is there no corresponding expense in the Statement of Operations?

The Due to Custodian entries were temporary cash overdrafts so there is not a corresponding expense in the Statement of Operations.  Additionally, the amount of interest charged on the overdrafts was de minimis.

4.           The Statement of Changes in Net Assets for EGShares Low Volatility Emerging Markets Dividend ETF shows the payment of a return of capital.  Did the Fund comply with the shareholder notification requirements of Section 19(a)(1) of the Investment Company Act of 1940 (the “1940 Act”)?

Yes, shareholders were sent the notice required by Section 19(a)(1) of the 1940 Act shortly after the Fund’s auditor determined that the distribution, which was originally designated as dividend income, should be revised to reflect a return of capital.  The 19(a)(1) notice was mailed to shareholders on June 2, 2014.

5.           With respect to Note 5, please represent that the Fee Table in a Fund’s prospectus will be updated prior to imposing a Rule 12b-1 Fee.

The Trust represents that it will update the Fee Table in a Fund’s prospectus through a prospectus supplement in the event that the Board approves imposition of the Rule 12b-1 Fee.

6.           With respect to Note 9 and the implementation of the Unified Fee on April 1, 2013, state whether Emerging Global Advisors, LLC (“EGA”), investment adviser to the Funds, will seek reimbursements for fee and expense waivers and reimbursements for previous periods.

EGA will not seek reimbursement for its fee and expense waivers and reimbursements for previous periods.

* * *

The Trust acknowledges that: (i) it is responsible for the adequacy of the disclosure in the Report; (ii) Staff comments on the Report, or changes to the Report in response to Staff comments thereto, do not foreclose the Commission from taking any action with respect to the report; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Ms. Kathy Churko
September 10, 2014

Please feel free to contact me at 215-564-8011 if you have any questions or comments.

Very truly yours,

/s/ Michael D. Mabry
Michael D. Mabry

cc:           Susan Ciccarone
                Maya Teufel